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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 1 September 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To:
Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange Swiss Stock Exchange NZX Johannesburg Stock Exchange Euronext Deutsche Bank

Date: 1 September 2003

Contact: Ines Watson +44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received on 29 August 2003 by BHP Billiton Plc in a letter from Franklin Resources Inc and its affiliates dated 28 August 2003 relating to major interests in shares of BHP Billiton Plc as at 28 August 2003:

"S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc. and its affiliates perform investment management and advisory services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the attached schedule."

SCHEDULE

	BHP BILLITON PLC

	Outstanding Shares	2,468,147,002

Registered Holder	No. of Shares	% of Class

Chase Nominees Ltd Woolgate House Coleman Street London EC2P 2HD
	75,386,454	3.0544%

Bank of New York (BONY) 3 Birchin Lane LONDON EC3V 9BY
	677,957	0.0275%

Northern Trust Co. 155 Bishopgate LONDON EC2M 3XS
	3,044,379	0.1233%

Citibank LONDON
	391,789	0.0159%

State Street Bank & Trust Co. London
	8,772,930	0.3554%

Royal Trust Corp of Canada London
	2,089,941	0.0847%

Mellon Bank LONDON
	6,717,080	0.2722%

HSBC LONDON	47,005	0.0019%

Deutsche Bank London	1,390,793	0.0563%

TOTAL	98,518,328	3.9916%

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 1 September 2003